NANO-JET CORP.

January 10, 2007

Dave Walz

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, DC 20549

Re: Nano-Jet Corp.

Item 4.01 Form 8-K

Filed November 14, 2006

File No. 333-103986

Dear Mr. Walz:

The Company has made certain changes to its Form 8K, Item 4.01, in response to comments by the Commission. The Company has incorporated those changes into its amended 8K and has filed that.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, approve the Amended 8K, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nano-Jet Corp.

/s/ Ken Martin

Ken Martin

CEO